Exhibit 99.1

For Immediate Release
April 21, 2005

SAP Announces 2005 First Quarter Results

Company Reports 17% Growth in Software Revenues
Company Continued to Gain Share Against its Peer Group
Total Revenues Increased 11%; Operating Income up 12%

     WALLDORF — April 21, 2005 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the first quarter ended March 31, 2005. Highlights of the results are as follows.

HIGHLIGHTS — First Quarter 2005

Revenues and Peer Group Share

•	Software revenues were €434 million for the first quarter ended March 31, 2005 (2004: €370 million), representing an increase of 17% compared to the first quarter ended March 31, 2004. At constant currencies[1], software revenues increased 20% year-over-year.

•	The strong growth in software revenues, which in the first quarter of 2005 were $563 million on a quarter-end U.S. dollar exchange rate basis, produced another quarter in which SAP continued to gain worldwide share against its peer group (defined as SAP and the three companies mentioned in footnote 2). On a rolling four quarter basis, the Company’s worldwide share against its peer group[2] based on software revenues was 58% at the end of the first quarter of 2005 compared to 55% at the end of the fourth quarter of 2004 and 54% at the end of the first quarter of 2004.

SAP Reports 2005 First Quarter Results	Page 2

•	Software revenues in the U.S. increased 27% to €131 million in the first quarter of 2005 (2004: €103 million). At constant currencies[1], software revenues in the U.S. increased 35% year-over-year.

•	The Company performed strongly in all regions with the U.S. driving much of the growth. On a rolling four quarter basis, the Company’s U.S. share against its peer group (defined as SAP and the three companies mentioned in footnote 3) based on software revenues was 41% at the end of the first quarter of 2005, representing an increase of three percentage points from 38% at the end of the fourth quarter of 2004 and an increase of seven percentage points from 34% at the end of the first quarter of 2004. Based on this data, SAP extended its position as the largest business application software company in the U.S.

•	Total revenues for the first quarter of 2005 were €1.7 billion (2004: €1.6 billion), which was an increase of 11% compared to the same period in 2004. At constant currencies[1], total revenues increased 13% for the first quarter of 2005.

Income

•	Operating income for the first quarter of 2005 was €374 million (2004: €333 million), which was an increase of 12% compared to the first quarter of 2004. Pro forma operating income[4] was €381 million (2004: €332 million) for the year, representing an increase of 15% compared to the same period in 2004.

•	The operating margin for the quarter ended March 31, 2005 was 21.6% (2004: 21.4%). The pro forma operating margin[4] for the first quarter of 2005 was 22.0%, which represented an increase of around 1 percentage point compared to the first quarter of 2004.

•	Net income for the first quarter of 2005 was €254 million (2004: €229 million), or €0.82 per share (2004: €0.74 per share), representing an increase of 11% compared to 2004. Pro forma net income[4] was €259 million (2004: €229 million), or pro forma €0.84 earnings per share[4] (2004: €0.74 per share), representing an increase of 13% compared to 2004.

Cash Flow

•	Operating cash flow was €875 million (2004: €859 million), which was an increase of 2% compared to 2004. Free cash flow[4] of €832 million declined to 48% of total revenues (2004: 53%) due to increased investments. At March 31, 2005, the Company had €4.0 billion in

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liquid assets (December 31, 2004: €3.2 billion).

     “We are pleased to report another strong quarter for SAP,” said Henning Kagermann, CEO of SAP. “The continued strength of SAP’s results is just another example of how far we have distanced ourselves from other software companies, and the gap continues to widen. Our winning position in the industry has been demonstrated by continually out performing our competitors and delivering double-digit growth rates in software revenues and quarter to quarter share gains.”

     Mr. Kagermann continued, “Our strength is attributable to keeping a strong focus on driving innovation, building and maintaining a robust, complete and integrated product portfolio and continuing to meet the needs and demands of our customers with a clear and concise product roadmap for the future of their software investments. Our strength in innovation is already delivering results with SAP NetWeaver and mySAP ERP, the first ERP solution enabled for a services-oriented architecture, and innovation will also help drive growth into the next decade with our Enterprise Services Architecture powered by SAP NetWeaver.”

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BUSINESS OUTLOOK

     The Company has not changed its outlook provided in January and continues to provide the following guidance for the full year 2005.

•	The Company expects full-year 2005 software revenues to increase in a range of 10% - 12% compared to 2004.

•	The Company expects the full-year 2005 pro forma operating margin, which excludes stock-based compensation and acquisition-related charges, to increase in a range of 0.0 - 0.5 percentage points compared to 2004.

•	The Company expects full-year 2005 pro forma earnings per share, which excludes stock-based compensation, acquisition-related charges and impairment-related charges, to be in the range of €4.70 to €4.80 per share.

•	The outlook is based on an assumed average U.S. Dollar to Euro exchange rate of $1.30 per €1.00.

BUSINESS REVIEW — First Quarter 2005

First Quarter 2005 key figures (in € millions, except headcount — unaudited)
SAP Group

	1Q 2005	1Q 2004	Change	% Change
Revenues	1,729	1,556	+173	+11%
Software revenues	434	370	+64	+17%
Income before taxes	397	364	+33	+9%
Net income	254	229	+25	+11%
Headcount, in full-time equivalents (Mar. 31)	33,209	30,166	+3,043	+10%

First Quarter 2005 Software Revenue by Region (in € millions, unaudited)
SAP Group

	Revenue	Revenue
	1Q 2005	1Q 2004	Change	% Change
Total	434	370	+64	+17%
— at constant currency rates				+20%
EMEA	215	197	+18	+9%
— at constant currency rates				+9%

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	Revenue	Revenue
	1Q 2005	1Q 2004	Change	% Change
Asia-Pacific	65	46	+19	+41%
— at constant currency rates				+45%
Americas	154	127	+27	+21%
— at constant currency rates				+28%

     The Company reported strong growth from all regions resulting from solid sales execution worldwide. Software revenues in the EMEA region rebounded from the fourth quarter of 2004, increasing by 9% in the first quarter of 2005 compared to the first quarter of 2004. Software revenues in Germany were down 2% in the first quarter, but this was within the Company’s expectations as software revenue growth rates in Germany tend to start the year slowly and then improve as the year progresses. In the Americas region, the U.S. continued to perform very well. On top of a very strong 2004 first quarter, software revenues in the U.S. in the first quarter of 2005 increased 35% at constant currencies. On a percentage basis, software revenues grew by the largest amount in the Asia Pacific region, increasing 45% at constant currencies. Software revenues in Japan grew by 9% at constant currencies.

First Quarter 2005 Total Revenue by Region (in € millions, unaudited)
SAP Group

	Revenue	Revenue
	1Q 2005	1Q 2004	Change	% Change
Total	1,729	1,556	+173	+11%
— at constant currency rates				+13%
EMEA	926	871	+55	+6%
— at constant currency rates				+6%
Asia Pacific	218	185	+33	+18%
— at constant currency rates				+20%
Americas	585	500	+85	+17%
— at constant currency rates				+22%

First Quarter 2005 Software Revenue by Solution (in € millions, unaudited)5
SAP Group

	Q1 2005	Q1 2004	Change	% Change
ERP	174	156	+18	+12%
SCM	88	81	+7	+9%
CRM	86	71	+15	+21%

SAP Reports 2005 First Quarter Results	Page 6

	Q1 2005	Q1 2004	Change	% Change
SRM	32	24	+8	+33%
PLM	28	31	-3	-10%
SAP NetWeaver and other related products	26	7	+19	+271%
Total Software Revenue	434	370	+64	+17%

     The Company reported strong growth in its key solutions such as ERP, CRM, SCM and SAP NetWeaver. The Company reported software revenues of €26 million from SAP NetWeaver and other related products which is a clear indication of customer demand for enterprise application software in combination with infrastructure technologies. The Company’s open integration and application platform SAP NetWeaver is not only an enabler of business application revenues but also a revenue contributor as more and more customers adopt SAP NetWeaver as the application and integration platform for the entire enterprise. Software revenues related to ERP increased 12% to €174 million and represented 40% of total software revenues. CRM related first quarter 2005 software revenues totaled approximately €86 million, representing an increase of 21% from the first quarter of 2004 and representing 20% of total software revenues. SCM related first quarter 2005 software revenues totaled approximately €88 million, representing an increase of 9% from the first quarter of 2004 and represented 20% of total software revenues. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.

     On April 15, 2005 the U.S. Securities and Exchange Commission extended the implementation deadline for SFAS 123R (Share-Based Payment). As a result, SAP will implement SFAS 123R beginning January 1, 2006 rather than on July 1, 2005 as previously disclosed. Accordingly, the adoption of SFAS 123R will not result in any additional compensation expense in the Company’s results for 2005, which will therefore not reflect our previously disclosed estimate of approximately €70 million of additional expense in 2005. Because the Company’s outlook for 2005 is based on pro forma figures that exclude stock-based compensation expense, the change in the implementation date of SFAS 123R will have no effect on the Company’s 2005 outlook.

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KEY EVENTS IN THE FIRST QUARTER OF 2005

•	Major contracts in the first quarter of 2005 include Briggs & Straton Corporation, Samsonite Corporation and The Timken Company in the Americas; Carlsberg Danmark, Office National de l’Electricité and The Land & Agricultural Bank of South Africa in EMEA; and Department of Defence (Australia), Kirin Beverage Corporation and Tokyo Metro Co. in Asia/Pacific.

•	On February 1, 2005 SAP was named “Germany’s Best Employer 2005,” in the category for companies with workforces of 5,000 and more, following a recent study polling employees on issues of team orientation, fairness, collegial respect, and pride in the work place. The study was conducted by research institute Psychonomics and published in German business and financial weekly magazine Capital.

•	On February 24, 2005 SAP announced that it will launch a new research and development (R&D) center in Hungary. To be opened in the second quarter of 2005 with an initial staff of 50 software developers, SAP Labs Budapest is projected to expand its workforce to approximately 300 by the end of 2006.

•	On March 1, 2005, SAP announced a realignment of its management structure to reinforce the Company’s growth strategy and better serve its customers. The new management structure increases the focus on customers and long-term strategy. The SAP Executive Board members’ responsibilities are now aligned along the SAP value chain — spanning innovation, research and development, production, services, marketing, training, consulting and sales.

•	Information technology will emerge as a critical competitive weapon over the next five years as companies rely increasingly on new business models rather than new product lines to succeed, according to a global survey of business leaders announced March 3 titled “Business 2010”. The survey, which was commissioned by SAP and conducted by the Economist Intelligence Unit, asked business leaders of more than 4,000 companies in 23 countries to describe how business will change over the next five years.

•	On March 10, 2005, SAP and Intel announced a joint effort that aims to make radio frequency identification (RFID) technology easier to use and help companies overcome the common hurdles they face in creating viable business cases for RFID implementations. The collaboration introduces a new RFID concept, enabling companies to integrate RFID data directly into backend systems. Companies can implement the solution on any Intel-based RFID backend hardware such as servers and front-end hardware such as desktops, notebooks and RFID readers—regardless of provider. This solution will likely result in faster adoption of RFID devices, creating a plug and play environment. Intel will also supply the necessary technology to allow for a device management solution to be delivered through the SAP

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NetWeaver platform.

•	On March 10, 2005, SAP announced that the latest version of mySAP ERP has shipped to customers worldwide one month ahead of schedule. In making the announcement, SAP unveiled plans for a global tour, meeting with customers in nearly 100 cities to talk about the benefits of service-oriented ERP solutions and SAP NetWeaver.

•	On March 17, 2005 the Executive Board and the Supervisory Board of SAP AG recommended that shareholders approve a dividend of €1.10 per ordinary share at this year’s Annual General Shareholders’ Meeting. This would represent an increase of 37.5% over last year’s dividend of €0.80 per ordinary share. If the shareholders approve this recommendation the total amount distributed in dividends would be approximately €340 million. The Annual General Shareholders’ Meeting is scheduled for May 12, 2005 in Mannheim, Germany. The final dividend per SAP AG ADR (NYSE: SAP) is calculated as one-fourth of the final dividend on each ordinary share. The exact amount of the dividend on ADRs will depend on the dollar/euro exchange rate at the time of payment, which is scheduled to occur shortly after the Annual General Meeting.

Webcast/Supplementary Financial Information

SAP senior management will host a conference call today at 3:00 PM (CET) / 2:00 PM (GMT) / 9:00 AM (Eastern) / 6:00 AM (Pacific). The conference call will be web cast live at <http://www.sap.com/investor> and will be available for replay purposes as well. Supplementary financial information pertaining to the quarterly results can be found on the Company’s website at http://www.sap.com/investor.

Footnotes

1)	Constant currency data excludes the impact of currency exchange rates.

2)	Worldwide share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only) and Siebel Systems, Inc. is based on comparable software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used). SAP’s results have been converted into U.S. dollars. For Oracle Corp. (business applications only), the software revenues of Oracle and PeopleSoft were combined based on publicly available data.

3)	U.S. share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only), and Siebel Systems, Inc. is based on comparable U.S. software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used, and for some vendors U.S. software revenues are estimated). SAP’s results have been converted into U.S. dollars. For

SAP Reports 2005 First Quarter Results	Page 9

Oracle Corp. (business applications only), the software revenues of Oracle and PeopleSoft were combined based on publicly available data.

4)	The press release discloses certain financial measures, such as pro forma EBITDA, free cash flow, pro forma operating income, pro forma net income and pro forma EPS, that are considered non-GAAP financial measures. The non-GAAP measures included in our press release have been reconciled to the nearest GAAP measure as is required under SEC rules regarding the use of non-GAAP financial measures. Pro forma operating income and pro forma operating margin exclude stock-based compensation and acquisition-related charges. Pro forma net income and pro forma earnings per share exclude stock-based compensation, acquisition-related charges and impairment-related charges.

5)	These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys provided by SAP’s customers. SAP’s solution reporting includes the following specific software solutions: ERP (Enterprise Resource Planning), SCM (Supply Chain Management), CRM (Customer Relationship Management), SRM (Supplier Relationship Management), PLM (Product Lifecycle Management) and SAP NetWeaver and other related products.

About SAP

SAP is the world’s leading provider of business software solutions*. Today, more than 27,000 customers in over 120 countries run more than 91,500 installations of SAP software—from distinct solutions addressing the needs of small and midsize businesses to enterprise-scale solutions for global organizations. Powered by the SAP NetWeaver platform to drive innovation and enable business change, mySAP Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP industry solutions support the unique business processes of more than 25 industry segments, including high tech, retail, public sector and financial services. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

(*) SAP defines business solutions as consisting of Enterprise Resource Planning and related software solutions such as Supply Chain Management, Customer Relationship Management, Product Lifecycle Management, Supplier Relationship Management.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2005 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.

SAP Reports 2005 First Quarter Results	Page 10

For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Markus Berner, +49 (6227) 7-42548, markus.berner@sap.com, CET

For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST

(Tables to follow)

SAP Reports 2005 First Quarter Results	Page 11

Consolidated Income Statements
SAP Group                      1. Quarter

UNAUDITED

(in EUR millions)

	2005	2004	Δ

Software revenue	434	370	17%
Maintenance revenue	739	666	11%
Product revenue	1,173	1,036	13%
Consulting revenue	475	442	7%
Training revenue	72	70	3%
Service revenue	547	512	7%
Other revenue	9	8	13%
Total revenue	1,729	1,556	11%

Cost of product	-196	-182	8%
Cost of service	-441	-401	10%
Research and development	-266	-231	15%
Sales and marketing	-357	-325	10%
General and administration	-94	-81	16%
Other income/expenses, net	-1	-3	-67%
Total operating expense	-1,355	-1,223	11%

Operating income	374	333	12%

Other non-operating income/expenses, net	15	5	200%
Financial income, net	8	26	-69%
Income before income taxes	397	364	9%

Income taxes	-142	-133	7%
Minority interest	-1	-2	-50%
Net income	254	229	11%

Basic earnings per share (in €)	0.82	0.74	11%

SAP Reports 2005 First Quarter Results	Page 12

Consolidated Income Statements
SAP Group                     1. Quarter

UNAUDITED

additional information
(in EUR millions)

	2005	2004	Δ
Pro forma EBITDA reconciliation:

Net income	254	229	11%

Minority interest	1	2	-50%
Income taxes	142	133	7%

Net income before income taxes	397	364	9%
Financial income, net	-8	-26	-69%
Other non-operating income/expenses, net	-15	-5	200%

Operating Income	374	333	12%
Depreciation & Amortization	49	49	0%
Pro forma EBITDA 2)	423	382	11%
as a % of Sales	24%	25%

Pro forma operating income reconciliation:

Operating Income	374	333	12%
LTI/STAR	0	-7	N/A
Settlement of stock-based compensation programs	0	0	N/A
Total stock-based compensation	0	-7	N/A
Acquisition-related charges	7	6	17%

Pro-forma operating income excluding stock-based compensation & acquisition-related charges 1)	381	332	15%

SAP Reports 2005 First Quarter Results	Page 13

Consolidated Income Statements
SAP Group                     1. Quarter

UNAUDITED

additional information
(in EUR millions)

	2005	2004	Δ
Finance Income	8	26	-69%
- thereof Impairment-related charges	-1	-1	0%

Income before income taxes	397	364	9%
Income taxes	-142	-133	7%
Effective Tax Rate	36%	37%

Pro forma Net income reconciliation:

Net income	254	229	11%
Stock-based compensation, net of tax	0	-5	-100%
Acquisition-related charges, net of tax	4	4	0%
Impairment-related charges, net of tax	1	1	0%
Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges 1)	259	229	13%

Pro forma EPS reconciliation:

Earnings per share (in €)	0.82	0.74	11%
Stock-based compensation	0.00	-0.01	-100%
Acquisition-related charges	0.01	0.01	0%
Impairment-related charges	0.01	0.00	0%
Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €) 1)	0.84	0.74	13%
Weighted average number of Shares (in thousands)	309,928	310,902

SAP Reports 2005 First Quarter Results	Page 14

Consolidated Balance Sheets
SAP Group

PRELIMINARY and UNAUDITED

(in EUR millions)

ASSETS

	03/31/2005	12/31/2004	Δ	Δ
Intangible assets	549	525	24	5%
Property, plant and equipment	1.007	999	8	1%
Financial assets	100	100	0	0%

FIXED ASSETS	1,656	1,624	32	2%

Accounts receivables	1,801	1,929	-128	-7%
Inventories and other assets	561	549	12	2%
Liquid assets/Marketable securities	3,978	3,207	771	24%

CURRENT ASSETS	6,340	5,685	655	12%

DEFERRED TAXES	169	206	-37	-18%

PREPAID EXPENSES	109	70	39	56%

TOTAL ASSETS	8,274	7,585	689	9%

SHAREHOLDERS’ EQUITY AND LIABILITIES

	03/31/2005	12/31/2004	Δ	Δ
SHAREHOLDERS’ EQUITY	4,801	4,594	207	5%

MINORITY INTEREST	21	22	-1	-5%

RESERVES AND ACCRUED LIABILITIES	1,348	1,908	-560	-29%

OTHER LIABILITIES	912	736	176	24%

DEFERRED INCOME	1.192	325	867	267%

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	8,274	7,585	689	9%

Days Sales Outstanding	71	71

SAP Reports 2005 First Quarter Results	Page 15

Consolidated Statements of Cash Flows
SAP Group

(unaudited)

Three months ended March 31,

(in EUR millions)

	2005	2004
Net income	254	229
Minority interest	1	2
Income before minority interest	255	231
Depreciation and amortization	49	49
Gains/Losses on disposal of property, plant and equipment and marketable equity securities, net	-1	-14

Write-downs of financial assets, net	1	2
Impacts of hedging	10	-4
Change in accounts receivable and other assets	104	56
Change in deferred stock compensation	-21	-19
Change in reserves and liabilities	-348	-236
Change in deferred taxes	7	-12
Change in other current assets	-48	-37
Change in deferred income	867	843
Net cash provided by operating activities	875	859

Acquisition of minorities in subsidiaries	-6	-24
Purchase of intangible assets and property, plant and equipment	-63	-38
Purchase of financial assets	-3	-4
Proceeds from disposal of fixed assets	7	20
Change in liquid assets (maturities greater than 90 days) and marketable securities	-463	-456
Net cash used in investing activities	-528	-502
Change in treasury stock	-86	14
Change in bonds	13	6
Other changes to additional paid-in-capital	7	3
Proceeds from line of credit and long-term debt	3	8
Proceeds from acquired derivative equity instruments (STAR-hedge)	39	0
Acquisition of derivative equity instruments (STAR-hedge)	-47	-43
Net cash used in financing activities	-71	-12
Effect of foreign exchange rates on cash	33	24
Net change in cash and cash equivalents	309	369
Cash and cash equivalents at the beginning of the period	1,513	984
Cash and cash equivalents at the end of the period	1,822	1,353

SAP Reports 2005 First Quarter Results	Page 16

First Quarter 2005 Free Cash Flow (in € millions, unaudited)
SAP Group

	Q1 2005	Q1 2004	% Change
Operating Cash Flow	875	859	+2
Capital Expenditure	-43	-35	+23

Free Cash Flow	832	824	+1
Free Cash Flow
as a % of Revenue	48%	53%	-5 PP
Total Revenue	1,729	1,556	+11

Footnote to Tables:

SAP has provided information in 2005 and 2004 using pro forma measures on a consolidated basis and released guidance based on these measures for 2005. Management believes that those pro forma measures provide supplemental meaningful information to the investor to fully assess our financial performance of the core operations. Management excludes stock-based compensation expenses because it has no direct influence over the actual expense of these awards once it enters into Stock-Based Compensation Plans.

Eliminated expenses in the pro forma measures are defined as follows:

•	Acquisition-related charges include amortization of intangible assets acquired in acquisitions.

•	Impairment-related charges include other than temporary impairment charges on minority equity investments.

•	Stock-based compensation includes expenses for stock-based compensation as defined under US GAAP (STAR and LTI 2000) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions.

However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro forma measures used by us may be different from pro forma measures used by other companies.

Footnote to Tables:

Management believes that pro forma EBITDA and free cash flow are widely accepted supplemental measures of evaluating operating performance and liquidity among companies. However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles.